Filed by Nanometrics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No. 000-13470

Subject Company: Nanometrics, Inc.

Accent Optical Technologies, Inc.

Questions and Answers for Holders of Stock Options

The following is a series of questions and answers about how the proposed acquisition of Accent Optical Technologies, Inc. (“Accent”) by Nanometrics, Inc. (“Nanometrics”) will affect optionees of Accent. Additional information will be provided in a Joint Proxy Statement/Prospectus which will be included within a Registration Statement that Nanometrics will file with the Securities and Exchange Commission. After the Registration Statement is effective, it will be mailed to all Accent stockholders and optionees.

Q: What will happen to Accent Stock Options when the acquisition is consummated?

A: All options that are “in the money” will be assumed by Nanometrics. All options that are “out of the money” will terminate if not exercised prior to the consummation of the acquisition.

Q: What does it mean for an option to be “in the money”?

A: An option is “in the money” if the per share exercise price for the option is less than the fair market value of the number of Nanometrics shares that will be issued for each share of outstanding Accent common stock as a result of the acquisition.

Q: Is there any reason to exercise a stock option prior to the acquisition?

A: Yes. If your option will expire prior to the acquisition (for example, if you are a former employee with a limited period to exercise) and you believe your option will be in the money, you should exercise. If, prior to the acquisition, you decide to leave Accent voluntarily, you will have 30 days to decide which, if any, options to exercise. If, prior to the acquisition, you are terminated involuntarily, you will have 90 days to make this decision. Of course, the value of Nanometrics shares could drop between the time of your exercise and the closing of the acquisition. We encourage you to review the information in Nanometrics filings with the Securities and Exchange Commission at www.sec.gov, including risk factors, which could lead to a reduction in the value of Nanometrics shares.

Q: Any other reason to exercise now?

A: Some option holders could benefit by starting the holding period related to obtaining capital gains treatment for their shares. You should discuss this with your own tax advisor and balance this benefit, if applicable, against the risk that Nanometrics’ share price could fall after exercise and the other disadvantage discussed below.

Q: What other disadvantages are there to exercising options prior to the consummation of the acquisition?

A: Ten percent of the Nanometrics shares to be issued as a result of the acquisition will be held back in an escrow. Nanometrics can draw upon these shares if it suffers losses for which Accent and its stockholders provide indemnity to Nanometrics under the Merger Agreement. Option holders that exercise their options prior to the closing of the acquisition will have approximately ten (10) percent shares held back in the escrow just like any other Accent stockholder. If the escrow is not fully distributed, an optionee could lose all or a portion of the retained amount. Claims on the escrow, however, will not directly affect the economic value of options that are assumed. If you wait until after the consummation of the merger to exercise your options, none of the shares issued will be held in escrow.

Q: What does it mean for an option to be assumed?

A: It means that your option will become an option to purchase Nanometrics shares. The number of Nanometrics shares subject to the option and the per share exercise price will be adjusted but will continue to reflect the economic value of your option at the time the acquisition is consummated. The assumed options will continue to be subject to all of the terms and conditions of the Accent stock option plan and the award agreement under which the options were granted. There will be no acceleration of vesting for assumed options of employees that continue with the merged company.

Q: How many Nanometrics shares will be issued for each share of outstanding Accent common stock?

A: This will be determined based upon the average closing price of Nanometrics common stock on the 10 trading days ending 2 days prior to the closing date of the merger (expected to be in the first half of 2006). Please refer to the attached table which shows the value of Accent shares of common stock at various Nanometrics’ closing prices. Accent stockholders will receive approximately 4,900,000 shares of

Nanometrics common stock in exchange for all outstanding shares of Accent. Accent has two classes of Preferred shares which will receive the first $18.2 million of Nanometrics common stock. Any remaining Nanometrics shares will be allocated to the holders of Accent common stock and “in the money” options.

Q: Maybe you should give me an example?

A: Sure. Suppose you hold an option for 1,000 shares of Accent common stock with an exercise price of $0.15 per share and the Nanometrics shares are valued at $13.00 per share. After the preferences of the Accent preferred stock are satisfied, each share of Accent common stock will be entitled to receive in the merger 0.024 shares of Nanometrics common stock (a value of approximately $0.31 for each share of Accent common stock). Thus, your options would be approximately $0.16 in the money and have an economic value of $160 (1,000 shares times $0.31 - $0.15) and will be assumed. As a result of the acquisition, your option will become exercisable for 24 shares of Nanometrics common stock with an exercise price of $6.22 per share. Note that the economic value of your option remains $160 (24 shares times $13.00 - $6.22) (subject to rounding).

Q: Can I exercise the unvested portion of options that are “out of the money?”

A: Yes, but you should consider carefully the financial implications to you of doing so since the Nanometrics common stock may never rise in price enough for you to break even.

Nanometrics Average Closing Price	Implied Per Share Value of Accent Common Stock (Assumes Full Distribution of Escrow)	Implied Per Share Value of Accent Common Stock (Assumes No Distribution of Escrow)
$ 2.00	0	0
$ 4.00	$0.009	$0.008
$ 6.00	$0.078	$0.071
$ 8.00	$0.147	$0.132
$ 10.00	$0.215	$0.192
$ 12.00	$0.281	$0.252
$ 14.00	$0.347	$0.311
$ 16.00	$0.412	$0.369
$ 18.00	$0.477	$0.426
$ 20.00	$0.541	$0.484

Notes:

1. The 52 week range for Nanometrics common stock on Nasdaq as of February 6, 2006 was $9.77 to $15.71. On January 24, 2006, the day prior to the announcement of the acquisition, Nanometrics common stock closed at $13.64.

2. Nanometrics will have an indemnity claim against the escrow relating to expenses relating to the transaction which Accent currently estimates as an $800,000 claim.

Additional Information and Where To Find It

In connection with the planned merger (the “Merger”) between Nanometrics and Accent pursuant to the Agreement and Plan of Merger and Reorganization dated January 26, 2006 (the “Merger Agreement”), by and between Nanometrics, Alloy Merger Corporation (a wholly owned subsidiary of Nanometrics) and Accent, Nanometrics and Accent will file a joint proxy statement/prospectus. Nanometrics intends to include in such proxy statement/prospectus a resolution for shareholder approval of the issuance of approximately 4,900,000 shares of Nanometrics common stock in consideration for all the outstanding shares of Accent capital stock (the “Share Issuance”), and certain other matters contemplated by the Merger Agreement. Accent intends to include in such proxy statement/prospectus a resolution for stockholder approval of the Merger Agreement and the Merger and certain other matters contemplated by the Merger Agreement. The joint proxy statement/prospectus will be mailed to the shareholders of Accent and Nanometrics. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (“SEC”) by Nanometrics and Accent. You may obtain a free copy of the joint proxy statement/prospects (when it is available) and other documents filed by Nanometrics with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Nanometrics and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Nanometrics’ and Accent’s shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in Nanometrics’ Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the SEC on August 4, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Accent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Accent’s and Nanometrics shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such Accent directors and executive officers and their interests in the Merger will be included in the Joint Proxy Statement/Prospectus.

This Q&A shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.